宇信易诚™
Yucheng Technologies Limited

A Leading FinTech Total Solution Provider in China

Corporate Overview

November 2010

YUCHENG™
Technologies Limited

Disclosure Statement

Forward Looking Statements

This release may contain forward-looking statements within the meaning of the Private securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Yucheng Technologies is engaged fluctuations in customer demand; management of rapid growth; intensity of competition from other IT providers; market acceptance of new products; general economic conditions; geopolitical events and regulatory changes; as well as other relevant risks detailed in filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. The company does not assume any obligation to update the information contained in this press release or filings.

YUCHENG™
Technologies Limited

Corporate Overview

Headquarters	Beijing, China
Founded	1999
Employees	Approximately 2,500 employees nationwide
Customers	13 out of the 15 largest banks in China Total of 100+ banks
Businesses	Software & Solutions Platform & Maintenance Services
Ticker	NASDAQ: YTEC
2010 Estimates	Non-GAAP Revenue of USD 62.0M~63.0M Non-GAAP EPS of USD 0.30~0.31

Investment Highlights

- Focusing on the Rapidly Growing Chinese “Banking IT” Space
- Most Complete Solutions Offering for Banks
- Experienced Management Team with Domain Expertise
- R&D Driven Growth
- Strategic Partnership and M&A Opportunities
- Back on Track for Consistent Growth

YUCHENG™ Technologies Limited

Bank IT Spending in China Lags Behind

	China	United States	Canada
Bank Assets	USD 10 trillion	USD 11 trillion	USD 2 trillion
Population	1.3 billion	307 million	33 million
IT Spending[1]	USD 10 billion	USD 43.5 billion	USD 6 billion
IT Spending as a Percentage of Bank Assets	.100%	.395%	.300%

1. 2009 Estimate

Sources: CIA World Factbook, IDC, Celent, PWC, Federal Reserve Board, National Statistics Bureau of China and Company Research

Banking Industry Growth Drivers in China


Regulation
Low Installed Base
Basel II
Competition
Increased IT Spending
Demand for Efficiency
Changing Revenue Models

YUCHENG™ Technologies Limited

IT Solution Spending

Increases in IT solution spending are spread evenly across our three business lines as banks seek to improve on all dimensions.



2010-2014 CAGR: 19.3%
'10-'14 CAGR
20.9%
20.0%
17.9%
RMB Billion
20
15
10
5
0
2006
2007
2008
2009
2010
2011
2012
2013
2014
Business Solutions
Channel Solutions
Management Solutions

* IDC 2010

Higher Growth Expected from SMBs

	Big 4 Banks	SMBs
Characteristics	◆ Maturing IT infrastructures ◆ Balanced IT insourcing / outsourcing strategy ◆ More spending on emerging solutions	◆ Lack the resources and sophistication to manage multiple IT providers ◆ Lack the in-house talent and capital for customized IT solutions ◆ Previously under-invested in IT infrastructure
Market Opportunity	◆ Stable growth as a trusted partner ◆ Existing application upgrades ◆ Risk management & business intelligence applications ◆ Penetration into newer customers	◆ Higher growth for IT spending to catch up with the big 4 banks ◆ Total solution provider model ◆ More recurring revenues from outsourcing ◆ Opportunity for cross-selling

Leader in the Fragmented FinTech Market


LFT
8.2%
IBM
5.6%
YTEC
4.3%
Digital China
4.1%
Global Infotech
2.6%
TCS
2.5%
Others
72.9%


潜在竞争者
领导者
参与者
当前主要参与者
High
Low
未来发展潜力
当前市场竞争力
Low
High
东南融通
IBM
高伟达
SAP
宇信易诚
TCS
神州数码
长亮科技

* IDC 2010

	Brand Name	Total Solution Provider	Focus on Banking	Local Expertise	Nationwide Presence	Market Penetration
Yucheng	◕	◕	●	●	◕	◕
Global Players	●	◕	◑	◑	◑	◑
Local Players	◕	◑	◑	●	◕	◑

Recognized FinTech Solutions Leader in China

Yucheng's Rapid Development


Yucheng* is established
1999
Deloitte names Yucheng* in the 500 fastest growing IT providers in Asia
2005
First Chinese FinTech company to list on the NASDAQ
2007
SMB Growth Initiative
2008
Strategic Partnership:
NTT JV
2010
Foundations
Initial Success
Expansion
Total Solution Provider
2003
Yucheng* becomes China Construction Bank's largest domestic IT service provider
2006
First named a top 5 IT service provider in China by IDC
2007
Completed 5 acquisitions, expanding core competencies
2009
Ranked on the FinTech 100 for the second time

** Through our predecessor Sihitech.*

Complete Software & Solutions Offering for Banks

Yucheng's comprehensive IT software solutions provide the breadth and depth to ensure that we are able to meet the unique requirements of our clients.

Management	Risk Management	Business Intelligence	Performance Measurement	Managerial Accounting	CRM
Channel	Online Banking	Call Center	Mobile Banking	E-Banking ASP	
Business	Core Banking	Loan Management	Foreign Exchange	Treasury	Intermediary Business
Platform	RIDE	EMP	ODS	MUSE	

YUCHENG™
Technologies Limited

Market Leadership

Select Solution Offerings

E-Banking (Channel Solutions)	**Risk Management (Management Solutions)**	**Loan Management (Business Solutions)**
◆ Complete solution to seamlessly integrate: — Internet Banking — Channel Integration and Management — Cash Management ◆ Higher customer retention ◆ Lower customer service costs ◆ Standardized E-banking ASP model for SMBs	◆ Suite of implementation and consulting services: — IT and business consulting — Asset and Liability Management — Market Risk Management — Treasuries and Derivatives — STP processing ◆ Optimize asset-liability structure ◆ Enhanced ability to manage interest rate and liquidity risk	◆ Complete suite of loan servicing applications that support: — Pre-Qualification Management — Loan Portfolio Analysis — Loan Performance Management — Default and Foreclosure Management ◆ Enhanced ability to manage portfolio and bank risks
◆ 3 of top 5 banks ◆ Over 70+ installed bases	◆ 3 of top 5 banks ◆ CCB, BOC, CITIC	◆ CCB, CDB, SDB, GDB ◆ Leader in Rural Credit Unions
◆ No.1 vendor in China* ◆ 70% market share by user base	◆ Top 3 domestic vendor in China* ◆ Leader in big 4 banks	◆ Top 3 vendor in China* ◆ Fastest growing solution with 70% winning ratio

* IDC 2009, IDC 2010 and company research

YUCHENG™ Technologies Limited

Extensive Network for Serving Clients Nationwide


Beijing
Tianjin
Shanghai
Chengdu
Guangzhou
Headquarters
18 Service Offices
6 Delivery Centers
2 Research Centers

Proven Management Team

Name	Title	Background
Weidong Hong	Chairman and CEO	◆ Co-founder of Yucheng Technologies ◆ Over 20 years of FinTech experience ◆ BE and EMBA – Tsinghua University
Shuo Zeng	COO	◆ Co-founder of Yucheng Technologies ◆ Over 19 years of FinTech experience ◆ BE in Automation – Beijing Polytechnic University
Steve Dai	CFO	◆ Over 18 years in finance and technology and over 6 years experience as a CFO ◆ BSEE – University of Science and Technology of China, MSEE – University of Miami, and MBA – Wharton School of Business

Strong Middle Management

Solutions

14 years average industry experience

Sales

17 years average industry experience

Middle and Senior management hold approximately 35% of total outstanding shares.

YUCHENG™ Technologies Limited

Corporate Strategy


M&A/Strategic Partnerships
Organic
Accelerated
R&D Driven Growth
Operation Efficiencies
Big Four Banks' Trusted Partner
Total Solution Provider for SMBs

YUCHENG™
Technologies Limited

Software & Solutions Focusing on Banks

Rapidly Increasing SMB Client Base

Big Four Banks	中国建设银行 China Construction Bank	中国工商银行	中国银行 BANK OF CHINA	中国农业银行 AGRICULTURAL BANK OF CHINA
Joint Stock / Policy Banks	交通银行 BANK OF COMMUNICATIONS	中信银行 CHINA CITIC BANK	深圳发展银行 SHENZHEN DEVELOPMENT BANK	中国民生银行 CHINA MINSHENG BANKING CORP., LTD.
City Commercial Banks	北京银行 BANK OF BEIJING	宁波银行 BANK OF NINGBO	上海银行 Bank of Shanghai	成都银行 BANK OF CHENGDU
Rural Credit Unions	云南省农村信用社联合社 YUNNAN RURAL CREDIT UNION	广东农村信用社	山西农信	贵州农信
Foreign Banks	BEA 東亞銀行	Hana Bank	NCB 南洋商業銀行	

YUCHENG™
Technologies Limited

R&D Driven Growth

Increased Modularization & Sharing

Next Generation Products


Efficiency
Custom Elements
Economies of Scale
Project Cycle Time


E-Banking
Core Banking
RWA
Loan Management

More competitive in the SMB market

Better Products for Bigger Banks

Operation Efficiency

- Refocus on banking industries
  - Divested Elegon in June 2009
  - Formed JV with NTT Data for ASP businesses in January 2010
  - Expected divesture of POS and POS related businesses by year end
- Operating expense control
  - Continues improvements over the last four quarters
  - Better sales management
- Implement more comprehensive IT system to support operations
  - Financial & HR management system
  - Project management system
  - Sales management system

External Growth Drivers

Strategic Partnerships

- International solutions leader looking to enter or expand their presence in China
- Complementary solutions
- Rapidly increase IT capabilities
- Variety of formats

Acquisitions

- Fragmented market and barriers to entry cause market consolidation
- Smaller local vendors with solutions capabilities that complement our existing portfolio
- Highly opportunistic strategy
- Integration is key

YUCHENG™
Technologies Limited

Back on Track for Consistent Growth

(USD million)	2008A	2009A	Q3'09	Q3'10
Net Revenues	54.8	54.2	17.0	16.9
Gross Profits	33.3	25.6	8.7	8.2
Sales & Marketing	7.2	7.9	2.2	1.9
General & Administrative	14.0	18.5	3.3	4.2
Operating Income	10.6	-2.7	2.8	1.7
Non-GAAP Net Income	13.2	0.7	4.2	2.0
EPS (Non-GAAP)	0.71	0.04	0.22	0.11

YUCHENG™ Technologies Limited

Restructuring Has Led to Rebound in Revenues


Software & Solutions Revenues
USD Million
50
40
30
20
10
-
Q1
Q2
Q3
Q4
Annual
2007
2008
2009
2010


Net Revenues
USD Million
60
50
40
30
20
10
-
Q1
Q2
Q3
Q4
Annual
2007
2008
2009
2010

Key Financial Metrics by Business Line

Growth Rate	Q1'10	Q2'10	Q3'10	'10YTD
Software & Solutions	-18.5%	-9.0%	1.2%	-7.4%
Platform & Maintenance	8.3%	-30.6%	-18.6%	-17.1%
POS	-5.3%	16.2%	12.2%	8.3%

Gross Margin	2009	Q3'09	Q3'10	'09YTD	'10YTD
Software & Solutions	45.4%	51.9%	50.0%	52.1%	50.3%
Platform & Maintenance	57.7%	47.8%	36.0%	63.7%	41.9%
POS	47.3%	48.0%	53.0%	47.9%	48.8%

Revenue Mix	2009	Q3'09	Q3'10	'09YTD	'10YTD
Software & Solutions	77.6%	81.1%	82.7%	79.2%	79.5%
Platform & Maintenance	15.4%	13.1%	10.7%	14.3%	12.9%
POS	7.0%	5.8%	6.6%	6.5%	7.6%

YUCHENG™ Technologies Limited

Record High Backlog as of Q3 2010

- Total backlog reached a record high of USD 44.2 million, including USD 36.6 million in Software & Solutions and USD 7.6 million in Platform & Maintenance Services



50.0
40.0
30.0
20.0
10.0
-
USD Million
2009Q3
2009Q4
2010Q1
2010Q2
2010Q3
Software & solutions
Platform & maintenance services (net)

Q3 Highlight and Q4 Forecast

Q3 Highlight

- Software & Solutions Revenues totaled USD 14.0 million, an increase of 1.2% over Q3 2009; growth year over year for the first time this year.
- Positive operating cash flows for the first time this year.
- Consistent gross margin at 50.0%
- Non-Gaap DSOs have stabilized in the range of 120 days.

Q4 Forecast

- Expect total revenues (including POS business) to be between USD 22.0-23.0 million
- Expect Non-GAAP EPS to be USD 0.13-0.14

What You Can Expect From YTEC

- Leading player in the Rapidly Growing Chinese "Banking IT" Space with plenty M&A opportunities
- New YTEC with focused and improved operation
- 20-25% top line growth & 25-30% bottom line growth

Thank You!

Investor Relations Contact:
Steve Dai

investors@yuchengtech.com
Tel: +86 10 5913 7889

YUCHENG™
Technologies Limited

Reconciliation of non-GAAP to GAAP Figures

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Yucheng's management has reported revenues, net income and earning per share on a non-GAAP basis. Management of Yucheng believes that these non-GAAP revenue, net income and earnings per share measures are useful for understanding and assessing Yucheng's underlying business performance and operating trends, and expects to report net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. These non-GAAP financial measures also facilitate management's internal comparisons to Yucheng's historical performance and liquidity. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Management of Yucheng notes that these measures may not be calculated on the same basis as similar measures used by other companies. Please find a reconciliation of non-GAAP figures to GAAP figures in the summary of financial information presented above.

Non-GAAP revenue, or revenues recognized on a net basis, is revenue from the resale of third-party hardware and software recognized net of the associated cost of revenue.

In USD Million	2006	2007	2008	2009
Non-GAAP Revenue	15.1	34.8	54.8	54.2
Platform pass-through costs	22.0	24.8	44.7	1.5
GAAP Revenues	37.1	59.6	99.5	55.7

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for amortization of intangible assets resulting from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd. Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP.

In USD Million	2006	2007	2008	2009
Non-GAAP Net Income	5.2	10.4	13.2	0.7
Amortization of intangible assets	0.0	1.3	1.3	1.3
GAAP Net Income	5.2	9.1	11.9	-0.6